Exhibit 99.1
NeoGames Announces Third Quarter 2022 Results

– Third Quarter Revenues and Share of NPI Revenues Interest total $73.3 million, up 262% year-over-year –

– Improves Full Year 2022 Revenue and Share of NPI Revenues Guidance to $197 million to $208 million –

Luxembourg – November 9, 2022 – NeoGames S.A. (Nasdaq: NGMS) (“NeoGames” or the "Company"), a technology-driven provider of end-to-end iLottery and iGaming solutions, announced today financial results for the third quarter ended September 30, 2022, the first full quarter after the completion of the Aspire Global combination.

Moti Malul, Chief Executive Officer of NeoGames, said: “The strong performance where we grew revenue and profitability across the business is a great start for our first full quarter post completion of the combination.  In iLottery, our top line results grew 22% compared to last year reaching an all-time quarterly record.  In addition, iLottery Adjusted EBITDA margins returned to the 40% level during the quarter.  These strong results reflect our iLottery platform continuing to power customer results to outperform market performance. Our iGaming and Sportsbetting businesses grew approximately 8% on a constant currency basis reflecting continued strength in our Pariplay and BtoBet offerings.  It’s early days in our integration efforts, yet we are already seeing the benefits from the combination as we advance our global leadership across iLottery, iGaming and online sports betting.”

“While we believe our results are indicative of the underlying strength we currently see in our business, we remain aware of the macro environment.   We did experience headwinds during the quarter related to fluctuations in foreign currency exchange rates, serving as a reminder that we need to remain disciplined and focused on controlling what we can.  As a result of the strengths underpinning our business each of our business lines experienced significant progress during the quarter.  These advances demonstrate the value of our platform to customers as the powerhouse of best-of-brand technology servicing the interactive gaming space and to shareholders as a diversified market leader growing across multiple end markets.”

Third Quarter 2022 Financial Highlights

•
The total of Revenues and the Company’s share in NPI revenues was $73.3 million during the third quarter of 2022 compared to $20.2 million during the third quarter of 2021, representing a 262% increase from the prior year, reflecting the business combination with Aspire Global.  Revenues were $62.2 million during the third quarter of 2022, compared to $12.0 million during the third quarter of 2021.  In addition, the Company’s share in NPI revenues was $11.1 million during the third quarter of 2022, compared to $8.3 million during the third quarter of 2021, representing an increase of 34.3% year-over-year.

o	NeoGames’ iLottery revenue plus the Company’s share of NPI revenues during the quarter was $24.7 million, a quarterly record up 22% from a year ago and up 8% from the prior quarter.
o	Aspire Global revenue was $48.5 million for the third quarter, reflecting 8% growth as measured in constant currency, offset by a 16% decrease caused by the impact of foreign currency exchange rates.
•
Net loss was $(4.4) million, or $(0.13) per share, during the third quarter of 2022, compared to net income of $1.5 million, or $0.06 per share, during the third quarter of 2021. The change in net loss during 2022 was mainly due to a $0.23 per share impact from the amortization of intangible assets related to the Aspire Global acquisition. Additionally, the current year quarter reflects the impact of interest expense related to the transaction that was not incurred last year.

•	Adjusted EBITDA[1] was $17.6 million during the third quarter of 2022, compared to $7.5 million during the third quarter of 2021 representing an increase of 135% year-over-year.

Recent Business Highlights

•
Partnered with the Georgia Lottery Corporation to expand its game portfolio and offer our NeoGames Studio game content to diversify the lottery’s game portfolio and help appeal to a wider demographic of players

•	Extended Btobet’s agreement with its largest partner for an additional five years, continuing the Company’s dominance in Africa through its partner which is live in more than fifteen markets.

•	Obtained licenses in Pennsylvania and Connecticut for Pariplay which is now licensed in five out of the six US states that have legalized iGaming.

•	Signed additional content providers on the Pariplay platform, many of which have exclusivity in the US, strengthening the Company’s portfolio offering.

•
Pariplay entered into an agreement with ATG, one of the largest operators in the licensed Swedish market, to distribute Wizard Games and select third-party content to its customer base of over 1.3 million.

•	Launched Wizard Games in Michigan with BetMGM joining New Jersey and West Virginia as states in which Wizard Games is live through the BetMGM platform.

•
Aspire Global entered into an agreement with ITSP, one of the largest German gaming operators, to provide a complete turn-key technology and gaming content solution, expanding on its prior sport agreement in anticipation of the German market move to local licensing.

Guidance

The Company is updating its fiscal year 2022 Revenue and Share of NPI Revenues Interest Guidance to between $197 million and $208 million, compared to the prior range of between $194 million and $208 million.

Conference Call & Webcast Details

NeoGames will host a live conference call and audio webcast on Thursday, November 10, 2022 at 8:30 a.m. Eastern Time, during which management will discuss the Company’s third quarter results and provide commentary on business performance.  A question and answer session will follow the prepared remarks.

The conference call may be accessed by dialing (866) 652-5200 for U.S. domestic callers or (412) 317-6060 for international callers.

A live audio webcast of the earnings conference call may be accessed on the Company’s website at ir.neogames.com. The replay of the audio webcast and accompanying presentation will be available on the Company’s investor relations website shortly after the call.

1 The section titled “Non-IFRS Financial Measures and Key Performance Indicators” below contains a description of the non-IFRS financial measures discussed in this press release and reconciliations between historical IFRS and non-IFRS information are contained in the tables below. Throughout this press release, we also provide a number of key performance indicators used by our management and often used by competitors in our industry. These and other key performance indicators are discussed in more detail in the section entitled “Non-IFRS Financial Measures and Key Performance Indicators” in this press release.

About NeoGames

NeoGames is a technology-driven innovator and a global leader of iLottery and iGaming solutions and services for regulated lotteries and gaming operators. The Company offers its customers a full-service suite of solutions, including proprietary technology platforms, two dedicated game studios with an extensive portfolio of engaging games – one in lottery and one in casino games, and a range of value-added services. The recent strategic acquisition of Aspire Global Group enables NeoGames to offer the most comprehensive portfolio across iLottery, an innovative sports betting platform from BtoBet, an advanced content aggregation solution from Pariplay, and a complete set of B2B Gaming tech and Managed Services. NeoGames remains an instrumental partner to its customers worldwide, as it works to maximize their revenue potential through various offerings, including regulation and compliance, payment processing, risk management, player relationship management, and player value optimization. NeoGames strives to be the long-term partner of choice for its customers, empowering them to deliver enjoyable and profitable programs to their players, generate more revenue, and maximize proceeds to governments and good causes.

Cautionary Statement Regarding Forward-looking Statements

This press release contains forward-looking statements and information within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. All statements contained in this press release other than statements of historical facts should be considered forward-looking statements, including without limitation statements regarding, our business outlook for fiscal year 2022, our future business strategies and the Aspire Global acquisition and the expected synergies. Forward-looking statements give the Company’s current expectations and projections relating to its financial condition, competitive position, future financial results, plans, objectives, and business. In some cases, these forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual outcomes may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the following: we have a concentrated customer base, and our failure to retain our existing contracts with our customers could have a significant adverse effect on our business; we do not have a formal joint venture agreement or any other operating or shareholders’ agreement with Pollard Banknote Limited (“Pollard”) with respect to NPI, our joint venture with Pollard, through which we conduct a substantial amount of our business; a reduction in discretionary consumer spending could have an adverse impact on our business; the growth of our business largely depends on our continued ability to procure new contracts; we incur significant costs related to the procurement of new contracts, which we may be unable to recover in a timely manner, or at all; intense competition exists in the iLottery industry, and we expect competition to continue to intensify; our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions; in addition to competition with other iLottery providers, we and our customers also compete with providers of other online offerings; the gaming and lottery industries are heavily regulated, and changes to the regulatory framework in the jurisdictions in which we operate could harm our existing operations; while we have not experienced a material impact to date, the ongoing COVID-19 pandemic, including variants, and similar health epidemics and contagious disease outbreaks could significantly disrupt our operations and adversely affect our business, results of operations, cash flows or financial condition; and other risk factors described in our Annual Report on Form 20-F for the year ended December 31, 2021, filed with the Securities and Exchange Commission (the “SEC”) on April 14, 2022, and other documents filed with or furnished to the SEC. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. We caution you therefore against relying on these forward-looking statements, and we qualify all of our forward-looking statements by these cautionary statements. These statements reflect management’s current expectations regarding future events and operating performance and speak only as of the date of this press release. You should not put undue reliance on any forward-looking statements. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as required by applicable law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

Non-IFRS Financial Measures and Key Performance Indicators

This press release may include EBIT, EBITDA, Adjusted EBITDA, Aspire Adjusted EBITDA, NPI and NPI Revenues Interest, which are financial measures not presented in accordance with IFRS.  We use these financial measures to supplement our results presented in accordance with IFRS. We include these non-IFRS financial measures because they are used by our management to evaluate our operating performance and trends and to make strategic decisions regarding the allocation of capital and new investments.

We may also use certain key performance indicators (“KPIs”), including Network NGR and Gross Gaming Revenue (“GGR”), to monitor our operations and inform decisions to drive further growth. These KPIs offer a perspective on the historical performance of our platform in the aggregate across jurisdictions in which we operate. We believe these KPIs are useful indicators of the overall health of our business.

EBIT, EBITDA, Adjusted EBITDA, and Aspire Adjusted EBITDA. We define “EBIT” as net income (loss), plus income taxes, and interest and finance-related expenses. We define “EBITDA” as EBIT, plus depreciation and amortization. We define Adjusted EBITDA as EBITDA, plus share-based compensation, prospective acquisition related expenses and the Company’s share in NPI depreciation and amortization. We define Aspire Adjusted EBITDA as Aspire net and total comprehensive (loss) income adjusted to add income tax and interest and finance-related expenses, depreciation and amortization, share based compensation and share in losses in investee. We believe EBIT, EBITDA and Adjusted EBITDA are useful in evaluating our operating performance, as they are regularly used by security analysts, institutional investors and others in analyzing operating performance and prospects. Adjusted EBITDA and Aspire Adjusted EBITDA are not intended to be a substitute for any IFRS financial measure and, as calculated, may not be comparable to other similarly titled measures of performance of other companies in other industries or within the same industry.

NPI. Refers to NeoPollard Interactive LLC that represents the Company’s 50/50 joint venture with Pollard Banknote Limited (“Pollard”). The joint venture was formed for the purpose of identifying, pursuing, winning and executing iLottery contracts in the North American lottery market. NPI is managed by an executive board of four members, consisting of two members appointed by NeoGames and two members appointed by Pollard. NPI has its own general manager and dedicated workforce and operates as a separate entity. However, it relies on NeoGames and Pollard for certain services, such as technology development, business operations and support services from NeoGames and corporate services, including legal, banking and certain human resources services, from Pollard.

Company share in NPI Revenues.  NPI Revenues is not recorded as revenues in our consolidated statements of comprehensive income (loss), but rather is reflected in our consolidated financial statements in accordance with the equity method, as we share 50% of the profit (loss) of NPI subject to certain adjustments.

Constant currency revenue growth. This press release also includes reference to constant currency revenue. The Company presents this measure because we use constant currency information to provide a framework in assessing how our business and geographic segments performed excluding the effects of foreign currency exchange rate fluctuations and believe this information is useful to investors to facilitate comparisons and better identify trends in our business. The constant currency measure is calculated by translating the current year reported revenue amounts into comparable amounts using the prior year reporting period’s average foreign exchange rates which have been provided by a third party. Below we have provided a reconciliation of revenue as reported to revenue on a constant currency basis for the periods presented.

Contacts

Investor Contact:
ir@neogames.com

Media Relations:
pr@neogames.com

NeoGames S.A.
Consolidated Condensed Statements of Financial Position
(U.S. dollars in thousands)

	September 30,	December 31,
	2022	2021
	(Unaudited)	(Audited)
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$60,382	$66,082
Designated cash	-	167
Restricted deposit	436	9
Prepaid expenses and other receivables	4,103	2,494
Due from Aspire Group	-	1,483
Due from the Michigan Joint Operation and NPI	3,262	3,560
Trade receivables	32,639	3,724
Investment in financial asset	228	-
Corporation tax receivable	5,544	-
Total current assets	$106,594	$77,519
NON-CURRENT ASSETS
Restricted deposit	149	154
Restricted deposits - Joint Venture	3,904	3,848
Property and equipment	4,028	2,159
Intangible assets	330,904	22,354
Right-of-use assets	7,910	7,882
Capital Note	793	-
Investment in Associates	3,830	-
Deferred taxes	2,210	1,839
Total non-current assets	353,728	38,236
Total assets	$460,322	$115,755

LIABILITIES AND EQUITY
CURRENT LIABILITIES
Trade and other payables	$32,780	$7,902
Client liabilities	6,117	-
Corporation tax payable	9,514	-
Lease liabilities	1,021	769
Capital notes and accrued interest due to Aspire Group	-	21,086
Deferred payment on business combination	23,786	-
Employees withholding payable	-	167
Contingent consideration on business combination	25,575	-
Employees' related payables and accruals	7,019	4,202
Total current liabilities	$105,812	$34,126
NON-CURRENT LIABILITIES
Loans and other due to Caesars, net	-	9,449
Liability with respect to Caesars’ IP option	3,450	3,450
Loans from a financial institution, net	192,864	-
Company share of Joint Venture net liabilities	670	830
Lease liabilities	6,882	7,820
Accrued severance pay, net	948	286
Deferred taxes	14,852	-
Total non-current liabilities	$219,666	$21,835
EQUITY
Share capital	59	45
Reserve with respect to transaction under common control	(10,047)	(8,467)
Reserve with respect to funding transactions with related parties	20,072	20,072
Accumulated other comprehensive (loss) Income	(8,722)	-
Share premium	173,549	70,812
Share based payments reserve	6,796	6,023
Accumulated losses	(46,863)	(28,691)
Total equity	134,844	59,794
Total liabilities and equity	$460,322	$115,755

NeoGames S.A.
Consolidated Condensed Statements of Net (Loss) Income
(Unaudited, U.S. dollars in thousands, except per share amounts)

	Quarter ended September 30,		Year to date September 30,
	2022	2021	2022	2021

Revenues	$62,174	$11,973	$96,476	$38,209
Distribution expenses	41,255	2,429	52,160	7,515
Development expenses	2,085	1,792	7,656	5,966
Selling and marketing expenses	1,345	396	2,547	1,003
General and administrative expenses	6,436	2,965	14,329	8,507
Acquisition related expenses	835	-	17,217	-
Depreciation and amortization	14,348	3,749	23,353	10,656
	66,304	11,331	117,262	33,647
Profit (loss) from operations	(4,130)	642	(20,786)	4,562
Interest expenses with respect to funding from related parties	-	1,171	2,867	3,585
Finance expenses	4,702	169	6,356	404
The Company’ share in profits of Joint Venture and associated companies	5,525	2,755	13,978	9,278
Profit (loss) before income taxes expenses	(3,307)	2,057	(16,031)	9,851
Income taxes expenses	(1,061)	(572)	(2,141)	(1,641)
Net (loss) income	$(4,368)	$1,485	$(18,172)	$8,210

Net income (loss) per common share outstanding, basic	$(0.13)	$0.06	$(0.64)	$0.33
Net income (loss) per common share outstanding, diluted	$(0.13)	$0.06	$(0.64)	$0.31

Weighted average number of ordinary shares outstanding:
Basic	33,453,706	25,516,453	28,447,179	25,218,941
Diluted	33,453,706	26,641,667	28,447,179	26,627,124

NeoGames S.A.
Reconciliation of Net (Loss) Income to Adjusted EBITDA
(Unaudited, U.S. dollars in thousands)

	Quarter ended September 30,		Year to date September 30,
	2022	2021	2022	2021

Net (loss) income	$(4,368)	$1,485	$(18,172)	$8,210
Income taxes expenses	1,061	572	2,141	1,641
Interest and finance-related expenses	4,702	1,340	9,223	3,989
EBIT	1,395	3,397	(6,808)	13,840
Depreciation and amortization	14,348	3,749	23,353	10,656
EBITDA	15,743	7,146	16,545	24,496
Initial Public offering costs
Prospective acquisition related expenses	835	-	17,217	-
Share based compensation	883	280	2,476	820
Company share of NPI depreciation and amortization	113	57	170	165
Adjusted EBITDA	$17,574	$7,483	$36,408	$25,481

NeoGames S.A.
Revenues generated by NeoGames as well as Company's share in NPI Revenues
(Unaudited, U.S. dollars in thousands unless otherwise noted)

	Quarter ended September 30,		Year to date September 30,
	2022	2021	2022	2021

Royalties from turnkey contracts	$7,195	$6,775	$21,381	$22,840
Royalties from games contracts	389	465	1,283	1,444
Use of IP rights	3,903	1,986	10,139	5,850
Development and other services – Aspire	439	349	1,286	1,277
Development and other services – NPI	1,328	2,021	4,409	5,745
Development and other services – Michigan Joint Operation	407	377	1,165	1,053
Revenues	$13,661	$11,973	$39,663	$38,209
NeoGames’ NPI revenues interest	$11,086	$8,256	$30,512	$25,010
NeoGames’ Revenues plus NPI revenues interest	$24,747	$20,229	$70,175	$63,219
Aspire Global revenues	48,513	-	56,813	-
Revenues plus NeoGames’ NPI revenues interest	$73,260	$20,229	$126,988	$63,219

Aspire Global, Non-IFRS Financial Measures – Reconciliation

	Quarter ended September 30,		$ Change			% Change
	2022	2021	As reported	Foreign exchange impact	In constant currency	As reported	In constant currency

Core	33,048	41,158	33,048	5,583	38,631	-19.7%	-6.1%
Games	8,771	8,175	8,771	1,482	10,253	7.3%	25.4%
Sports	6,694	3,308	6,694	1,131	7,824	102.3%	136.5%
Net Revenues, as reported	48,513	52,641	48,513	8,196	56,709	-7.8%	7.7%

	Year to date September 30,		$ Change			% Change
	2022	2021	As reported	Foreign exchange impact	In constant currency	As reported	In constant currency

Core	108,525	115,419	108,525	13,691	122,216	-6.0%	5.9%
Games	26,475	22,322	26,475	3,390	29,865	18.6%	33.8%
Sports	16,844	9,371	16,844	2,278	19,122	79.7%	104.1%
Net Revenues, as reported	151,844	147,112	151,844	19,359	171,203	3.2%	16.4%